                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                            Daleen Technologies, Inc.
                   ------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   23427N 10-4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

        David J. Schwartz, Esq.                  Martha D. Vorlicek
        Debevoise & Plimpton                     HarbourVest Partners, LLC
        875 Third Avenue                         One Financial Center
        New York, NY 10022                       Boston, MA  02111
        (212) 909-6000                           (617) 348-3707
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                               and Communications)


                                  June 7, 2001
                              ---------------------
             (Date of event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)

(1)        Names of Reporting Persons                  HarbourVest Partners, LLC
           I.R.S. Identification                       I.R.S. No. 04-3335829
           Nos. of Above Persons (entities only)
--------------------------------------------------------------------------------
(2)        Check the Appropriate Box                   (a)
                                                       ---------------------
           if a Member of a Group                      (b)
                                                       ---------------------
--------------------------------------------------------------------------------
(3)        SEC Use Only
--------------------------------------------------------------------------------
(4)        Source of Funds                                              00
--------------------------------------------------------------------------------
(5)        Check if Disclosure of Legal
           Proceedings is Required Pursuant
           to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)        Citizenship or Place of
           Organization                                Delaware
--------------------------------------------------------------------------------
Number of Shares             (7)    Sole Voting Power
Beneficially Owned                  20,236,071
by Each Reporting
Person With                  --------------------------------------------------
                             (8)    Shared Voting Power
                                    -0-
                              --------------------------------------------------
                             (9)    Sole Dispositive Power
                                    20,236,071
                             --------------------------------------------------
                             (10)   Shared Dispositive Power
                                    -0-
--------------------------------------------------------------------------------
(11)       Aggregate Amount Beneficially
           Owned by Each Reporting Person              20,236,071
--------------------------------------------------------------------------------
(12)       Check if the Aggregate Amount
           in Row (11) Excludes Certain Shares
--------------------------------------------------------------------------------
(13)       Percent of Class Represented
           by Amount in Row 11                         53.0%
--------------------------------------------------------------------------------
(14)       Type of Reporting Person                    IA
--------------------------------------------------------------------------------

(1)        Names of Reporting Persons                  D. Brooks Zug
           I.R.S. Identification
           Nos. of Above Persons (entities only)
--------------------------------------------------------------------------------
(2)        Check the Appropriate Box                   (a)
                                                       ------------------
           if a Member of a Group                      (b)
                                                       ---------------------
--------------------------------------------------------------------------------
(3)        SEC Use Only
--------------------------------------------------------------------------------
(4)        Source of Funds                             00
--------------------------------------------------------------------------------
(5)        Check if Disclosure of Legal
           Proceedings is Required Pursuant
           to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)        Citizenship or Place of
           Organization                                USA
--------------------------------------------------------------------------------
Number of Shares             (7)    Sole Voting Power
Beneficially Owned                  -0-
by Each Reporting
Person With                  --------------------------------------------------
                             (8)    Shared Voting Power
                                    20,236,071
                              --------------------------------------------------
                             (9)    Sole Dispositive Power
                                    -0-
                             --------------------------------------------------
                             (10)   Shared Dispositive Power
                                    20,236,071
--------------------------------------------------------------------------------
(11)       Aggregate Amount Beneficially
           Owned by Each Reporting Person              20,236,071
--------------------------------------------------------------------------------
(12)       Check if the Aggregate Amount
           in Row (11) Excludes Certain Shares
--------------------------------------------------------------------------------
(13)       Percent of Class Represented
           by Amount in Row 11                         53.0%
--------------------------------------------------------------------------------
(14)       Type of Reporting Person                    IN
--------------------------------------------------------------------------------

(1)        Names of Reporting Persons                  Edward W. Kane
           I.R.S. Identification
           Nos. of Above Persons (entities only)
--------------------------------------------------------------------------------
(2)        Check the Appropriate Box                   (a)
                                                       ---------------------
           if a Member of a Group                      (b)
                                                       ---------------------
--------------------------------------------------------------------------------
(3)        SEC Use Only
--------------------------------------------------------------------------------
(4)        Source of Funds                             00
--------------------------------------------------------------------------------
(5)        Check if Disclosure of Legal
           Proceedings is Required Pursuant
           to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)        Citizenship or Place of
           Organization                                U.S.A.
--------------------------------------------------------------------------------
Number of Shares             (7)    Sole Voting Power
Beneficially Owned                  -0-
by Each Reporting
Person With                  --------------------------------------------------
                             (8)    Shared Voting Power
                                    20,236,071
                              --------------------------------------------------
                             (9)    Sole Dispositive Power
                                    -0-
                             --------------------------------------------------
                             (10)   Shared Dispositive Power
                                    20,236,071
--------------------------------------------------------------------------------
(11)       Aggregate Amount Beneficially
           Owned by Each Reporting Person              20,236,071
--------------------------------------------------------------------------------
(12)       Check if the Aggregate Amount
           in Row (11) Excludes Certain Shares
--------------------------------------------------------------------------------
(13)       Percent of Class Represented
           by Amount in Row 11                         53.0%
--------------------------------------------------------------------------------
(14)       Type of Reporting Person                    IN
--------------------------------------------------------------------------------

(1)        Names of Reporting Persons               HVP VI-Direct Associates LLC
           I.R.S. Identification                    I.R.S. No. 04-3464301
           Nos. of Above Persons (entities only)
----------------------------------------------------------------------
(2)        Check the Appropriate Box                   (a)
                                                       ---------------------
           if a Member of a Group                      (b)
                                                       ---------------------
--------------------------------------------------------------------------------
(3)        SEC Use Only
--------------------------------------------------------------------------------
(4)        Source of Funds                             00
--------------------------------------------------------------------------------
(5)        Check if Disclosure of Legal
           Proceedings is Required Pursuant
           to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)        Citizenship or Place of
           Organization                                Delaware
--------------------------------------------------------------------------------
Number of Shares             (7)    Sole Voting Power
Beneficially Owned                  -0-
by Each Reporting
Person With                  --------------------------------------------------
                             (8)    Shared Voting Power
                                    15,168,008
                              --------------------------------------------------
                             (9)    Sole Dispositive Power
                                    -0-
                             --------------------------------------------------
                             (10)   Shared Dispositive Power
                                    15,168,008
--------------------------------------------------------------------------------
(11)       Aggregate Amount Beneficially
           Owned by Each Reporting Person              15,168,008
--------------------------------------------------------------------------------
(12)       Check if the Aggregate Amount
           in Row (11) Excludes Certain Shares
--------------------------------------------------------------------------------
(13)       Percent of Class Represented
           by Amount in Row 11                         41.0%
--------------------------------------------------------------------------------
(14)       Type of Reporting Person                    00
--------------------------------------------------------------------------------

(1)        Names of Reporting Persons                  HarbourVest Partners
           I.R.S. Identification                       VI-Direct Fund L.P.
           Nos. of Above Persons (entities only)       I.R.S. No.  04-3464307
--------------------------------------------------------------------------------
(2)        Check the Appropriate Box                   (a)
                                                       ---------------------
           if a Member of a Group                      (b)
                                                       ---------------------
--------------------------------------------------------------------------------
(3)        SEC Use Only
--------------------------------------------------------------------------------
(4)        Source of Funds                             WC
--------------------------------------------------------------------------------
(5)        Check if Disclosure of Legal
           Proceedings is Required Pursuant
           to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)        Citizenship or Place of
           Organization                                Delaware
--------------------------------------------------------------------------------
Number of Shares             (7)    Sole Voting Power
Beneficially Owned                  -0-
by Each Reporting
Person With                  --------------------------------------------------
                             (8)    Shared Voting Power
                                    15,168,008
                              --------------------------------------------------
                             (9)    Sole Dispositive Power
                                    -0-
                             --------------------------------------------------
                             (10)   Shared Dispositive Power
                                    15,168,008
--------------------------------------------------------------------------------
(11)       Aggregate Amount Beneficially
           Owned by Each Reporting Person              15,168,008
--------------------------------------------------------------------------------
(12)       Check if the Aggregate Amount
           in Row (11) Excludes Certain Shares
--------------------------------------------------------------------------------
(13)       Percent of Class Represented
           by Amount in Row 11                         41.0%
--------------------------------------------------------------------------------
(14)       Type of Reporting Person                    PN
--------------------------------------------------------------------------------

                       CONTINUATION PAGES TO SCHEDULE 13D

Item 1.  Security and Company.

         This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Daleen Technologies, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1750 Clint Moore Road, Boca Raton, Florida 33487.

Item 2.  Identify and Background.

         (a) This Statement on Schedule 13D is filed by HarbourVest Partners, LLC ("HarbourVest"), D. Brooks Zug ("Zug"), Edward W. Kane ("Kane"), HVP VI-Direct Associates LLC ("Associates VI") and HarbourVest Partners VI-Direct Fund L.P. ("Fund VI") (together the "Reporting Persons").

         The following individuals are the members of HarbourVest:

         Edward W. Kane
         D. Brooks Zug
         George R. Anson
         John M. Begg
         Philip M. Bilden
         Theodore A. Clark
         Kevin S. Delbridge
         William A. Johnston
         Frederick C. Maynard
         Ofer Nemirovsky
         Robert M. Wadsworth
         Martha DiMatteo Vorlicek

         Generally, investment decisions by HarbourVest require the affirmative consent of both Messrs. Kane and Zug.

         Mr. Ofer Nemirovsky serves on Issuer's Board of Directors.

         HarbourVest is the sole managing member of Associates VI.

         Associates VI is the sole general partner of Fund VI.

         (b) The business address for each of the individuals and entities identified in Item 2(a) above, with the exception of George R. Anson and Philip
M. Bilden, is One Financial Center, 44th Floor, Boston, MA 02111 USA. Mr. Anson's address is 1-11 Hay Hill, 4th Floor, Berkeley Square, London W1X 7LF United Kingdom and Mr. Bilden's address is HarbourVest Partners (Asia) Ltd., Suite 1207, Citibank Tower 3 Garden Road, Central, Hong Kong.

         (c) HarbourVest is a global private equity investment management firm and is the sole managing member of Associates VI. Associates VI is the sole general partner of Fund VI. Fund VI is a private investment fund. The principal occupation of each of the individuals named in Item 2(a) above (other than George R. Anson and Philip M. Bilden) is that of a managing director of HarbourVest. Mr. Anson is a manager of HarbourVest Partners (U.K.) Limited and Mr. Bilden is a managing director of HarbourVest Partners (Asia) Limited. The business addresses for each of these individuals and entities is stated in Item 2(b) above.

         (d) and (e) None of the individuals or entities with respect to whom information is required by this Item 2 has been, during the last five years, either (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

         (f) HarbourVest and Associates VI are Delaware limited liability companies. Fund VI is a Delaware limited partnership. With the exception of George R. Anson and William A. Johnston, all of the named individuals are citizens of the United States. Messrs. Anson and Johnston are Canadian citizens.

Item 3.  Source and Amount of Funds or Other Consideration.

         On March 30, 2001, Fund VI entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") pursuant to which it purchased 90,139 shares of Issuer's Series F Convertible Preferred Stock ("Series F Preferred") and Warrants (the "Series F Warrants") exercisable for 36,056 shares of Series F Preferred for an aggregate purchase price of $10,000,000 (the "Private Placement"). Fund VI deposited the full purchase price in escrow in accordance with an Escrow Agreement, dated March 30, 2001, pending receipt of approval from Issuer's stockholders to the Private Placement. Such approval was received on June 7, 2001.

                The Series F Preferred is convertible into shares of Common Stock. The number of shares of Common Stock issuable upon conversion of a single share of Series F Preferred will be determined by dividing the original price per share of the Series F Preferred, which was $110.94, by the conversion price in effect on the date of conversion. The initial conversion price was $1.1094. However, pursuant to the terms of the Series F Preferred, the conversion price is subject to a one-time adjustment or reset (the "Reset") based on the average market price of the Common Stock after certain earnings releases for the quarter ending June 30, 2001 of the Issuer (the "Reset Price"). As stated in Issuer's Preliminary Registration Statement filed with the Securities and Exchange Commission (the "SEC") on May 14, 2001, based on an April 10, 2001 earnings release of the Issuer, the Series F Preferred conversion price will be adjusted to $0.9230 per share unless there is a lower Reset Price following a subsequent earnings release for the quarter ending June 30, 2001. In no event will the Series F Preferred conversion price be less than $0.8321 as a result of the Reset. For purposes of this Schedule 13D, the number of shares of Common Stock issuable upon conversion of the Series F Preferred is based on an assumed conversion price of $0.9230. At a conversion price of $0.9230, one share of Series F Preferred is convertible into 120.195 shares of Common Stock. Upon conversion of its 90,139 shares of Series F Preferred, Fund VI would receive 10,834,257 shares of Common Stock. The Series F Preferred will automatically convert into Common Stock at any time after March 30, 2002, if the Common Stock trades on The Nasdaq National Market (the "NASDAQ") at a price per share of at least $3.3282 (three times the initial conversion price) for ten trading days within any twenty trading day period. Otherwise, the Series F Preferred is convertible only at the option of the holder. The Series F Preferred is not subject to automatic conversion if Issuer's Common Stock is not then listed for trading on NASDAQ or a national securities exchange.

         Simultaneously with the issuance of the Series F Preferred, Fund VI acquired Series F Warrants. The Series F warrants have an exercise price of $166.41 per share of Series F Preferred and are exercisable in whole or in part at the sole discretion of the holder at any time during a period of five years following the closing of the Private Placement. Based on a conversion price of $0.9230 for the Series F Preferred, upon a conversion of the 36,056 shares of Series F Preferred that may be acquired upon the exercise of its Series F Warrants, Fund VI would receive 4,333,751 shares of Common Stock.

         The holders of Series F Preferred have rights and preferences that are senior to holders of Common Stock in numerous respects. For instance, Series F Preferred holders have a claim against Issuer's assets senior to the claim of the holders of Issuer's Common Stock in the event of liquidation, dissolution or winding up. The holders of Series F Preferred also have voting rights entitling them to vote with the holders of Issuer's Common Stock as a single class and on the basis of 100 votes per share of Series F Preferred, subject to adjustment for any stock split, stock dividend, reverse stock split, reclassification or consolidation of or on Issuer's Common Stock.

         All reference to, and summaries of, the Securities Purchase Agreement, the Escrow Agreement, and the Preliminary Registration Statement in this
Schedule 13D are qualified in their entirety by reference to such documents, the full text of which are filed as Exhibits 1, 2 and 3 hereto, respectively, and are incorporated herein by reference. All reference to, and summaries of, the Series F Preferred and the Series F Warrants in this Schedule 13D, are qualified in their entirety by reference to the Form of Certificate of Amendment for the Series F Convertible Preferred Stock and the Form of Warrant, the full text of which are filed as Exhibits 4 and 5 hereto, respectively.

         In addition to the acquisition of the Series F Preferred and Series F Warrants reported in this Schedule 13D, HarbourVest, Zug and Kane previously reported on a Schedule 13G filed with the SEC on February 14, 2000 the beneficial ownership of 5,068,063 shares of Common Stock (or 22% of Issuer's currently outstanding Common Stock), including 1,250,000 shares of Common Stock issuable upon the exercise of a Warrant, held by HarbourVest Partners V-Direct Fund L.P. ("Fund V"). HarbourVest is the sole managing member of HVP V-Direct Associates LLC ("Associates V"), which is the sole general partner of Fund V.

         Fund VI obtained funds for the purchase of the Series F Preferred and Series F Warrants by capital contributions from its partners.

Item 4.  Purpose of Transaction.

         Fund VI acquired the Series F Preferred and Series F Warrants for investment purposes. Fund VI will continuously evaluate its ownership and the Issuer's business and industry. Depending upon ongoing evaluations of prevailing market conditions, other investment opportunities, liquidity requirements of Fund VI, or other investment considerations Fund VI deems material to its investment decision, Fund VI may from time to time acquire or dispose of Issuer's securities in open market or privately negotiated transactions.

         Except as described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in
Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a).

Item 5.  Interest in Securities of the Issuer.

         (a) HarbourVest, as the result of its position as the sole managing member of Associates V and Associates VI, and Zug and Kane, as the result of their positions as managing members of HarbourVest, each may be deemed to beneficially own an aggregate of 20,236,071 shares of Common Stock, or 53% of Common Stock currently outstanding (based on 21,794,163 shares of common stock outstanding as of May 7, 2001, as reported by the Issuer in Form 10Q filed with the Securities and Exchange Commission on May 15, 2001), as a result of their beneficial ownership of:

                  (i) 5,068,063 shares of Common Stock, assuming exercise of a Warrant for 1,250,000 shares of Common Stock, held by Fund V; and

                  (ii) 15,168,008 shares of Common Stock, assuming conversion of 90,139 shares of Series F Preferred (at a Series F Preferred conversion price of $0.9230 per share) into 10,834,257 shares of Common Stock and exercise of the Series F Warrants for 36,056 shares of Series F Preferred and the conversion of such 36,056 shares of Series F Preferred (at a Series F Preferred conversion price of $0.9230 per share) into 4,333,751 shares of Common Stock, held by Fund VI.

         Kane and Zug disclaim beneficial ownership over any of the reported securities which they may be deemed to beneficially own, except to the extent of their pecuniary interest therein.

         Associates VI, as the result of its position as the sole general partner of Fund VI, and Fund VI, as record and ultimate owner of the Series F Preferred and Series F Warrants, may be deemed to beneficially own 15,168,008 shares of Common Stock, or 41% of Common Stock currently outstanding, assuming conversion of 90,139 shares of Series F Preferred (at a Series F Preferred conversion price of $0.9230 per share) into 10,834,257 shares of Common Stock, and exercise of the Series F Warrants for 36,056 shares of Series F Preferred and the conversion of such 36,056 shares of Series F

Preferred (at a Series F Preferred conversion price of $0.9230 per share) into 4,333,751 shares of Common Stock, held by Fund VI.

         (b) HarbourVest, as the result of its position as the sole managing member of Associates V and Associates VI, may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of:

                  (i) 5,068,063 shares of Common Stock, assuming exercise of a Warrant for 1,250,000 shares of Common Stock, held by Fund V; and

                  (ii) 15,168,008 shares of Common Stock, assuming conversion of 90,139 shares of Series F Preferred (at a Series F Preferred conversion price of $0.9230 per share) into 10,834,257 shares of Common Stock and exercise of the Series F Warrants for 36,056 shares of Series F Preferred and the conversion of such 36,056 shares of Series F Preferred (at a Series F Preferred conversion price of $0.9230 per share) into 4,333,751 shares of Common Stock, held by Fund VI.

         Kane and Zug, as the result of their position as managing members of HarbourVest, may be deemed to share power to vote or direct the vote of and to dispose of or to direct the disposition of:

                  (i) 5,068,063 shares of Common Stock, assuming exercise of a Warrant for 1,250,000 shares of Common Stock, held by Fund V; and

                  (ii) 15,168,008 shares of Common Stock, assuming conversion of 90,139 shares of Series F Preferred (at a Series F Preferred conversion price of $0.9230 per share) into 10,834,257 shares of Common Stock and exercise of the Series F Warrants for 36,056 shares of Series F Preferred and the conversion of such 36,056 shares of Series F Preferred (at a Series F Preferred conversion price of $0.9230 per share) into 4,333,751 shares of Common Stock, held by Fund VI.

         Associates VI, as the sole general partner of Fund VI, and Fund VI, as record and ultimate owner of the Series F Preferred and Series F Warrants, may be deemed to share power to vote or direct the vote of and to dispose of or to direct the disposition of 15,168,008 shares of Common Stock, assuming conversion of 90,139 shares of Series F Preferred (at a Series F Preferred conversion price of $0.9230 per share) into 10,834,257 shares of Common Stock and exercise of the Series F Warrants for 36,056 shares of Series F Preferred and the conversion of such 36,056 shares of Series F Preferred (at a Series F Preferred conversion price of $0.9230 per share) into 4,333,751 shares of Common Stock, held by Fund VI.

         (c) In a Private Placement on June 7, 2001, Fund VI acquired 90,139 shares of Issuer's Series F Preferred and Series F Warrants exercisable for 36,056 shares of Series F Preferred for an aggregate purchase price of $10,000,000. See Item 3 above.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         In addition to the Agreements referred to in Item 3 above, on March 30, 2001, Fund VI, together with Robertson Stephens, Inc. (the "Placement Agent") and SAIC Venture Capital Corporation, Royal Wulff Ventures, LLC, St. Paul Venture Capital VI, LLC, ABS Ventures IV, L.P., ABX Fund, L.P., Halifax Fund, L.P., Baystar Capital, L.P., Baystar International Ltd., Special Situations Private Equity Fund, L.P., and Special Situations Caymen Fund, L.P. (the "Other Investors"), entered into a registration rights agreement (the "March 30, 2001 Registration Rights Agreement"), granting Fund VI, the Placement Agent and Other Investors certain demand and piggy-back registration rights with respect to the Common Stock issuable upon conversion of the Series F Preferred issued pursuant to the Securities Purchase Agreement and upon exercise of the Series F Warrants issued pursuant to the Securities Purchase Agreement. All reference to, and summaries of, the March 30, 2001 Registration Rights Agreement in this Schedule 13D, are qualified in their entirety by reference to such Agreement, the full text of which is filed as Exhibit 6 hereto, and is incorporated herein by reference.

         In connection with its purchase of Issuer's securities, Issuer granted Fund V certain demand and piggy-back registration rights with respect to the Common Stock owned by it.

         Except as described in this Schedule 13D, none of the individuals or entities named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with each other or with any person with respect to any securities of the Issuer, including but not limited to the transfer of any shares of Common Stock, finder's fees, joint ventures, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

Exhibit 1. Securities Purchase Agreement, dated March 30, 2001, by and between Daleen Technologies, Inc. and the Escrow Purchasers named therein (incorporated herein by reference to Exhibit
                  10.45 to Issuer's Annual Report on Form 10-K405, SEC File No. 000-27491, filed April 5, 2001)

Exhibit 2. Escrow Agreement, dated March 30, 2001, by and between Daleen Technologies, Inc. and the Escrow Purchasers named therein (incorporated herein by reference to Exhibit 10.49 to Issuer's Annual Report on Form 10-K405, SEC File No. 000-27491, filed April 5, 2001)

Exhibit 3. Preliminary Registration Statement, dated May 14, 2001, (incorporated herein by reference to Issuer's Registration Statement on Form S-3, SEC File No. 333-60884, filed May 14,
                  2001)

Exhibit 4. Form of Certificate of Amendment for the Series F Convertible Preferred Stock (incorporated herein by reference to Exhibit
                  10.46 to Issuer's

                  Annual Report on Form 10-K405, SEC File No. 000-27491, filed April 5, 2001.)

Exhibit 5.        Form of Warrant (incorporated herein by reference to Exhibit
                  10.47 to Issuer's Annual Report on Form 10-K405, SEC File No. 000-27491, filed April 5, 2001)

Exhibit 6. Registration Rights Agreement, dated March 30, 2001, by and between Daleen Technologies, Inc. and the Escrow Purchasers named therein (incorporated herein by reference to Exhibit
                  10.48 to Issuer's Annual Report on Form 10-K405, SEC File No. 000-27491, filed April 5, 2001)

Exhibit 7.        Joint Filing Agreement, dated June 14, 2001.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 14, 2001

                                      HARBOURVEST PARTNERS, LLC


                                      By: /s/ Edward W. Kane
                                         ---------------------------------------
                                      Name:   Edward W. Kane
                                      Title:  Senior Managing Director

                                      /s/ Edward W. Kane
                                      ------------------------------------------
                                      Edward W. Kane

                                      /s/ D. Brooks Zug
                                      ------------------------------------------
                                      D. Brooks Zug


                                      HVP VI-DIRECT ASSOCIATES LLC
                                      By:  HARBOURVEST PARTNERS, LLC
                                      Its Managing Member


                                      By: /s/ Edward W. Kane
                                         ---------------------------------------
                                      Name:   Edward W. Kane
                                      Title:  Senior Managing Director

                                      HARBOURVEST PARTNERS VI-DIRECT FUND L.P.
                                      By:  HVP VI-DIRECT ASSOCIATES LLC
                                      Its General Partner
                                      By:  HARBOURVEST PARTNERS, LLC
                                      Its Managing Member


                                      By: /s/ Edward W. Kane
                                         ---------------------------------------
                                      Name:   Edward W. Kane
                                      Title:  Senior Managing Director